Exhibit 99.1

Interim unaudited consolidated financial statements of

New Gold Inc.

June 30, 2010
(unaudited)

New Gold Inc.
June 30, 2010

New Gold Inc.
Consolidated statements of operations
Three and six month periods ended June 30,
(Expressed in thousands of U.S. dollars, except share and per share amounts)
(Unaudited)
	Three months ended		Six months ended
		June 30,		June 30,
	2010	2009	2010	2009
	$	$	$	$

Revenues	112,359	59,199	213,979	103,524
Operating expenses	(57,855)	(34,574)	(110,111)	(58,347)
Depreciation and depletion	(18,616)	(9,988)	(31,357)	(18,467)
Earnings from mine operations	35,888	14,637	72,511	26,710

Corporate administration	(8,691)	(5,963)	(16,680)	(10,139)
Business combination transaction costs	-	(5,899)	-	(6,583)
Exploration	(2,842)	(1,612)	(4,636)	(2,679)
Goodwill impairment charge (Note 4)	-	(189,634)	-	(189,634)

Income (loss) from operations	24,355	(188,471)	51,195	(182,325)
Other income (expense)
Realized and unrealized gain on gold contracts	-	8,161	-	8,161
Realized and unrealized gain on fuel contracts	-	797	-	797
Realized and unrealized gain on investments	948	9,699	4,892	9,699
Unrealized gain (loss) on prepayment option (Note 11)	(1,255)	-	652	-
Interest and other income	146	1,762	762	2,008
Gain on redemption of long-term debt	-	-	-	14,236
Interest and finance fees (Note 10(e))	(56)	(208)	(288)	(292)
Other expense	17	-	(2,065)	-
Gain (loss) on foreign exchange	5,510	(30,607)	697	(32,591)

Earnings (loss) before taxes	29,665	(198,867)	55,845	(180,307)
Income and mining taxes (Note 13)	(12,247)	(437)	(21,239)	(6,928)

Net earnings (loss) from continuing operations	17,418	(199,304)	34,606	(187,235)
Earnings (loss) from discontinued operations (Note 8)	41,718	(3,542)	42,023	(3,532)
Net earnings (loss)	59,136	(202,846)	76,629	(190,767)

Earnings per share from continuing operations
Basic	0.04	(0.77)	0.09	(0.79)
Diluted	0.04	(0.77)	0.09	(0.79)

Earnings per share from discontinued operations
Basic	0.11	(0.02)	0.11	(0.02)
Diluted	0.11	(0.02)	0.10	(0.02)

Basic	0.15	(0.79)	0.20	(0.81)
Diluted	0.15	(0.79)	0.19	(0.81)

Weighted average number of shares outstanding (Note 12(e))
(in thousands)
Basic	389,885	258,345	389,423	235,747
Diluted	399,897	258,345	398,639	235,747

(i) Stock option expense (a non-cash item included in corporate	2,298	1,605	4,600	2,937
administration)

See accompanying notes to the consolidated financial statements.

New Gold Inc.
Consolidated statements of comprehensive income and loss
Three and six month periods ended June 30
(Expressed in thousands of U.S. dollars)
(Unaudited)
	Three months ended		Six months ended
		June 30,		June 30,
	2010	2009	2010	2009
	$	$	$	$

Net earnings (loss)	59,136	(202,846)	76,629	(190,767)

Other comprehensive income (loss)
Unrealized losses on mark-to-market of gold contracts (Note 11)	(29,956)	-	(33,116)	-
Unrealized losses on mark-to-market of fuel contracts (Note 11)	(423)	-	(338)	-
Loss on available-for-sale securities (net of tax of $Nil)	(3,014)	-	(3,014)	-
Future income tax	12,242	-	14,066	-
Total other comprehensive loss	(21,151)	-	(22,402)	-
Total comprehensive income (loss)	37,985	(202,846)	54,227	(190,767)

See accompanying notes to the consolidated financial statements.

New Gold Inc.
Consolidated balance sheets
(Expressed in thousands of U.S. dollars)
(Unaudited)
	June 30,	December 31,
	2010	2009
	$	$
Assets
Current assets
Cash and cash equivalents	376,092	262,325
Restricted cash (Note 5)	-	9,201
Accounts receivable	5,276	10,345
Inventories (Note 6)	96,579	86,299
Future income and mining taxes	9,499	8,848
Current portion of mark-to-market gain on fuel contracts (Note 11)	185	706
Prepaid expenses and other	3,430	6,933
Current assets of operations held for sale (Note 8)	-	10,298
Total current assets	491,061	394,955

Investments (Note 7)	18,645	45,890
Mining interests (Note 9)	2,030,479	2,000,438
Future income tax asset	1,665	2,250
Reclamation deposits and other	18,158	17,646
Assets of operations held for sale (Note 8)	-	27,080
Total assets	2,560,008	2,488,259

Liabilities
Current liabilities
Accounts payable and accrued liabilities	41,143	36,033
Current portion of long-term debt (Note 10)	-	12,088
Current portion of mark-to-market loss on gold contracts (Note 11)	28,602	19,206
Income and mining taxes payable	14,918	15,677
Current liabilities of operations held for sale (Note 8)	-	10,414
Total current liabilities	84,663	93,418

Reclamation and closure cost obligations (Note 14)	20,722	19,889
Mark-to-market loss on gold contracts (Note 11)	96,335	76,780
Future income and mining taxes	298,581	316,426
Long-term debt (Note 10)	209,683	225,456
Deferred benefit (Note 9)	46,276	-
Employee benefits and other	7,465	5,355
Liabilities of operations held for sale (Note 8)	-	19,890
Total liabilities	763,725	757,214

Shareholders' equity
Common shares (Note 12 (a))	1,822,212	1,810,865
Contributed surplus	82,648	82,984
Share purchase warrants (Note 12 (d))	150,656	150,656
Equity component of convertible debentures	21,604	21,604
Accumulated other comprehensive loss	(51,607)	(29,205)
Deficit	(229,230)	(305,859)
	(280,837)	(335,064)
Total shareholders' equity	1,796,283	1,731,045
Total liabilities and shareholders' equity	2,560,008	2,488,259

Commitments and contingencies (Note 21)
Subsequent events (Note 22)

Approved by the Board
"Robert Gallagher"
Robert Gallagher, Director
"James Estey"
James Estey, Director

See accompanying notes to the consolidated financial statements.

New Gold Inc.
Consolidated statements of shareholders' equity
Six month periods ended June 30,
(Expressed in thousands of U.S. dollars, except share amounts)
(Unaudited)
	June 30,	December 31,
	2010	2009
	$	$
Common shares
Balance, beginning of period	1,810,865	1,321,110
Share issue costs	-	103,122
Shares issued for mineral properties	-	63
Acquisition of Western Goldfields (Note 4)	-	375,367
Exercise of options	11,347	11,203
Balance, end of period	1,822,212	1,810,865

Contributed surplus
Balance, beginning of period	82,984	65,409
Exercise of options	(4,936)	(5,803)
Acquisition of Western Goldfields (Note 4)	-	9,949
Expiry of warrants	-	6,808
Stock-based compensation	4,600	6,621
Balance, end of period	82,648	82,984

Share purchase warrants
Balance, beginning of period	150,656	145,614
Acquisition of Western Goldfields (Note 4)	-	11,850
Expiry of warrants	-	(6,808)
Balance, end of period	150,656	150,656

Equity component of convertible debentures	21,604	21,604

Accumulated other comprehensive loss
Balance, beginning of period	(29,205)	(406)
Net change in fair value of hedging instruments (Note 11)	(19,388)	(27,639)
Unrealized loss on available-for-sale investments	(3,014)	(1,160)
Balance, end of period	(51,607)	(29,205)

Deficit
Balance, beginning of period	(305,859)	(111,543)
Net earnings (loss)	76,629	(194,316)
Balance, end of period	(229,230)	(305,859)

Total shareholders' equity	1,796,283	1,731,045

See accompanying notes to the consolidated financial statements.

New Gold Inc.
Consolidated statements of cash flows
Three and six month periods ended June 30,
(Unaudited)
	Three months ended		Six months ended
		June 30,		June 30,
	2010	2009	2010	2009
	$	$	$	$
Operating activities
Net earnings (loss)	59,136	(202,846)	76,629	(190,767)
Loss (earnings) from discontinued operations	(41,718)	3,542	(42,023)	3,532
Items not involving cash
Goodwill impairment charge	-	189,634	-	189,634
Unrealized gain on gold contracts	(2,089)	(8,161)	(4,165)	(8,161)
Unrealized (gain) loss on fuel contracts	118	(783)	183	(783)
Unrealized foreign exchange (gain) loss	(5,510)	29,212	(697)	31,931
Unrealized and realized gain on investments	(948)	(9,328)	(4,892)	(9,328)
Loss on disposal of assets	645	-	1,043	-
Depreciation and depletion	18,928	10,360	31,450	18,840
Stock option expense	2,298	1,605	4,600	2,937
Unrealized (gain) loss on embedded derivative contract	1,255	-	(652)	-
Remediation costs incurred	(10)	-	(26)	-
Future income and mining taxes	2,320	463	1,252	3,250
Gain on redemption of long-term debt	-	-	-	(14,236)
Other	-	1,023	-	1,350
Change in non-cash working capital (Note 15)	4,387	6,633	(3,944)	(9,576)
Cash provided by continuing operations	38,812	21,354	58,758	18,623
Cash provided by (used in) discontinued operations	-	(4,819)	(1,696)	5,633

Investing activities
Mining interests	(34,768)	(33,475)	(53,736)	(59,883)
Purchase of short term investment	-	(5,996)	-	(5,996)
Cash acquired in business combination and asset acquisition (Note 4)	-	20,735	-	20,735
Reclamation deposits	(2)	-	(43)	-
Receipt of accrued interest on investments	-	-	-	4,716
Reduction of restricted cash	-	-	9,201	-
Proceeds from disposal of assets	165	-	194	-
Cash received in El Morro transaction, net of transaction costs	-	-	46,276	-
Investment in El Morro	-	-	(463,000)	-
Proceeds from settlement of investments	-	7,289	48,112	7,289
Cash provided by (used in) continuing operations	(34,605)	(11,447)	(412,996)	(33,139)
Cash provided by (used in) discontinued operations	34,629	(548)	34,410	(1,269)

Financing activities
Common shares issued	-	110	-	156
Repayment of short-term borrowings	-	(4,749)	-	(4,749)
Exercise of options to purchase common stock	5,645	-	6,410	-
El Morro loan	-	-	463,000	-
Repayment of long-term debt	-	-	(27,235)	(25,575)
Cash provided by (used in) continuing operations	5,645	(4,639)	442,175	(30,168)
Cash used in discontinued operations	-	-	-	(7,000)

Effect of exchange rate changes on cash and cash equivalents	(13,005)	4,577	(7,710)	2,740

Increase (decrease) in cash and cash equivalents	31,476	4,478	112,941	(44,580)
Cash and cash equivalents, beginning of period	344,616	136,610	263,151	185,668
Cash and cash equivalents, end of period	376,092	141,088	376,092	141,088

Comprised of
Cash and cash equivalents of continuing operations	376,092	140,069	376,092	140,069
Cash and cash equivalents of discontinued operations	-	1,019	-	1,019
	376,092	141,088	376,092	141,088

Cash and cash equivalents are comprised of
Cash	128,972	74,232	128,972	74,232
Short-term money market instruments	247,120	66,856	247,120	66,856
	376,092	141,088	376,092	141,088
Supplemental cash flow information (Note 15)

See accompanying notes to the consolidated financial statements.

New Gold Inc.
Notes to the interim consolidated financial statements (unaudited)
June 30, 2010
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

1.           Description of business and nature of operations

New Gold Inc. (the “Company”) and its wholly owned subsidiaries are gold producers engaged in gold mining and related activities including acquisition, exploration, extraction, processing and reclamation.  The Company’s assets are comprised of the Mesquite Mine in the United States (“U.S.”), the Cerro San Pedro Mine in Mexico, and the Peak Mine in Australia.  Significant development projects include the New Afton copper-gold project in Canada and a 30% interest in the El Morro copper-gold project in Chile.  On April 13, 2010, New Gold Inc. disposed of its interest in the Amapari Mine in Brazil as described in Note 8.

In the second quarter of 2009, the Company completed a business combination (“Business Combination” see Note 4) with Western Goldfields Inc. (“Western Goldfields”). The Business Combination was completed by way of plan of arrangement that was approved by the New Gold and Western Goldfields shareholders on May 13 and May 14, 2009, respectively and which received final court approval on May 27, 2009.  May 27, 2009 was determined to be the date of acquisition and these interim consolidated financial statements include the results of Western Goldfields from May 27, 2009 onward.

In 2009, the Amapari Mine was classified as a discontinued operation and therefore all financial results for this mine have been presented separately from continuing operations for current and comparative periods (see Note 8). Prior period comparative figures have been reclassed to conform to current period presentation.  As described in Note 8, on April 13, 2010, the Company disposed of its interest in the Amapari Mine.

2.           Summary of significant accounting policies

These unaudited interim consolidated financial statements have been fairly presented prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).  The preparation of interim financial information is based on accounting principles and practices consistent with those used in the preparation of the audited annual financial statements.  The accompanying unaudited interim financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2009, as they do not contain all disclosures required by Canadian GAAP for annual statements.

(a)           Basis of presentation and principles of consolidation

These interim consolidated financial statements include the accounts of the Company and all of its subsidiaries. In the opinion of management, all adjustments (including normal recurring adjustments) necessary to present fairly the financial position as at June 30, 2010 and December 31, 2009 and results of operations and comprehensive income, shareholders’ equity and cash flows for the three and six months ended June 30, 2010 and 2009, have been made.

The principal subsidiaries of the Company as of June 30, 2010 are as follows:

Subsidiary	Interest

Metallica Resources Inc.	100%
Metallica Resources Alaska Inc.	100%
Minera Metallica Resources Chile Limitada	100%
Minera San Xavier, S.A. de C.V.	100%
Peak Gold Mines Pty	100%
Inversiones El Morro Limitada	100%
Western Goldfields Inc.	100%
Western Goldfields (USA) Inc.	100%
Western Mesquite Mines Inc.	100%

New Gold Inc.
Notes to the interim consolidated financial statements (unaudited)
June 30, 2010
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

2.           Summary of significant accounting policies (continued)

(a)           Basis of presentation and principles of consolidation (continued)

Variable interest entities (“VIE’s”) as defined by the Accounting Standards Board in Accounting Guideline (“AcG”) 15, Consolidation of Variable Interest Entities, are entities in which equity investors do not have the characteristics of a “controlling financial interest” or there is not sufficient equity at risk for the entity to finance its activities without additional subordinated financial support.  VIE’s are subject to consolidation by the primary beneficiary who will absorb the majority of the entities’ expected losses and/or expected residual returns.  The Company has determined that it does not have any investments that qualify as VIE’s.

All intercompany transactions and balances are eliminated.

(b)           Use of estimates

The preparation of interim consolidated financial statements in conformity with Canadian GAAP requires the Company’s management to make estimates and assumptions about future events that affect the amounts reported in the interim consolidated financial statements and related notes to the financial statements.  Actual results may differ from those estimates.

The preparation of interim consolidated financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements.  Significant estimates used in the preparation of these interim consolidated financial statements include, but are not limited to, the recoverability of accounts receivable and investments, measurement of revenue and accounts receivable, the quantities of material on leach pads and in circuit and the recoverable gold in this material used in determining the estimated net realizable value of inventories, the proven and probable ore reserves and resources and the related depletion and amortization, the estimated tonnes of waste material to be mined and the estimated recoverable tonnes of ore from each mine area, the assumptions used in the accounting for stock-based compensation, valuation of warrants, valuation of embedded derivatives, valuation of derivative instruments, valuation of investments, the provision for income and mining taxes and composition of future income and mining tax assets and liabilities, the expected economic lives of and the estimated future operating results and net cash flows from mining interests, the anticipated costs of reclamation and closure cost obligations, and the fair value of assets and liabilities acquired in business combinations.

3.           Future changes in accounting policies

(a)	Multiple Deliverable Revenue Arrangements

In December 2009, the CICA issued EIC 175 – Multiple Deliverable Revenue Arrangements, (“EIC 175”) replacing EIC 142 – Revenue Arrangements with Multiple Deliverables.  This abstract was amended to: (1) provide updated guidance on whether multiple deliverables exist, how the deliverables in an arrangement should be separated, and the consideration allocated; (2) require, in situations where a vendor does not have vendor-specific objective evidence (“VSOE”) or third-party evidence of selling price, that the entity allocate revenue in an arrangement using estimated selling prices of deliverables; (3) eliminate the use of the residual method and require an entity to allocate revenue using the relative selling price method; and (4) require expanded qualitative and quantitative disclosures regarding significant judgments made in applying this guidance.  The accounting changes summarized in EIC 175 are effective for fiscal years beginning on or after January 1, 2011, with early adoption permitted.  Adoption may either be on a prospective basis or by retrospective application.  If the Abstract is adopted early, in a reporting period that is not the first reporting period in the entity’s fiscal year, it must be applied retroactively from the beginning of the

New Gold Inc.
Notes to the interim consolidated financial statements (unaudited)
June 30, 2010
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

3.           Future changes in accounting policies (continued)

(a)	Multiple Deliverable Revenue Arrangements (continued)

Company’s fiscal period of adoption.  As the Company has not adopted EIC 175, which is not mandatory until the year beginning January 1, 2011, the amendments are not applicable to the Company in the interim and there is no impact to the financial statements for the three months ended June 30, 2010.

(b)	International Financial Reporting Standards (“IFRS”)

In February 2008, the Canadian Accounting Standards Board confirmed January 1, 2011 as the date IFRS will replace current Canadian GAAP for publicly accountable enterprises. This will result in the Company reporting under IFRS starting with the interim period ending March 31, 2011, with restatement for comparative purposes of amounts reported under Canadian GAAP. The Company expects the transition to IFRS to impact accounting policies, financing reporting, IT systems and processes, as well as certain business activities.

4.           Business combination

On March 4, 2009, the Company announced that it had entered into a definitive agreement to acquire all of the outstanding common shares of Western Goldfields. Under the agreement, the Company exchanged one common share and nominal cash consideration for each common share of Western Goldfields. The Business Combination received final court approval on May 27, 2009.

142,796,000 common shares issued to Western Goldfields’ shareholders were valued at a $2.63 per share. The value per share was determined using the May 27, 2009 closing share price of New Gold. Holders of options, warrants and other convertible instruments of Western Goldfields exchanged such equity instruments for similar securities of New Gold at an exchange rate of one to one.

Certain prior year figures represent the preliminary allocation of the purchase price as the final allocation was not complete at that time. The final allocation of the purchase price based on the consideration paid and on Western Goldfields net assets acquired is as follows:
$

Issuance of New Gold shares (142,796,000 common shares)	375,554
Fair value of options issued	9,949
Fair value of warrants issued	11,850
Purchase consideration	397,353

Net assets acquired
Net working capital (including cash of $20,735)	39,427
Plant and equipment	102,693
Mining interest	234,479
Reclamation deposits	8,978
Other assets	1,790
Fair value of gold contracts	(50,960)
Long-term debt	(56,984)
Reclamation and closure costs obligations	(5,221)
Future income taxes	(68,948)
Goodwill	192,099
397,353

New Gold Inc.
Notes to the interim consolidated financial statements (unaudited)
June 30, 2010
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

4.           Business combination (continued)

For purposes of these interim consolidated financial statements the purchase consideration has been allocated to the fair value of assets acquired and liabilities assumed, including allocation of mining interest to depletable and non-depletable properties, based on management’s best estimates and available information at the time of the Business Combination.

5.           Restricted cash

On February 26, 2010, the Company repaid the Mesquite Mine term loan facility as described in Note 10(c).  Under the terms of that term loan facility, the Company was required to set aside an amount equal to the debt service amounts (principal and interest) payable on the next repayment date as set out in the amended credit agreement dated October 7, 2009.  Interest earned on the debt service reserve account was for the account of the Company.  As a result of the repayment of the term loan, the restricted cash balance was released to the Company for its general use resulting in restricted cash of $nil at June 30, 2010 (December 31, 2009 - $9.2 million).

6.           Inventories

	June 30,	December 31
	2010	2009
	$	$

Heap leach ore	59,055	58,169
Work-in-process	19,767	13,907
Finished goods	4,603	4,819
Stockpiled ore	54	55
Supplies	13,100	9,349
	96,579	86,299

The amount of inventories recognized in operating expenses for the three and six months ended June 30, 2010 is $55.4 million and $103.9 million (2009 - $29.1 million and $57.2 million).  There were no write-downs or reversals of write-downs during the periods.

7.           Investments

(a)           Available for Sale Securities

The Company acquired 115 million shares of Beadell Resources Limited (“Beadell”) as partial consideration for the sale of our interest in Amapari on April 13, 2010 (Note 8). Beadell is an Australian listed gold-focused company with exploration and development assets in Western Australia and Brazil. Beadell’s shares are publicly traded on the Australian Stock Exchange. The Company holds approximately 18.5% of Beadell’s outstanding shares as a result of the Amapari disposition. As a condition of closing, the Company is restricted from trading the shares for a period of one year. The Company has designated its investment in Beadell as an available-for-sale financial asset with the changes in the fair value being included in other comprehensive income.

The fair value of the Beadell shares received on the transaction date of April 13, 2010 was $18.6 million. The shares were valued using the Beadell ask price on April 13, 2010. The fair value of the Beadell shares at June 30, 2010 was $15.6 million, resulting in a loss of $3.0.

New Gold Inc.
Notes to the interim consolidated financial statements (unaudited)
June 30, 2010
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

7.           Investments (continued)

(a)           Available for Sale Securities (continued)

Million (net of tax of $nil) for the three months ended June 30, 2010. This loss was recorded in other comprehensive income.

(b)           Asset Backed Commercial Paper

The Company owns $19.7 million (Cdn$20.9 million) (December 31, 2009 – $99.4 million (Cdn$104.0 million)) of face value of long-term asset backed notes (“AB Notes”). These AB Notes were issued as replacement of asset backed commercial paper (“ABCP”) formerly held by the Company. When the ABCP matured but was not redeemed in 2007, it became the subject of a restructuring process that replaced the ABCP with long-term asset backed securities. The restructuring was completed and the AB Notes were issued on January 21, 2009.  The Company has designated the investments as held-for-trading financial instruments.

The table below summarizes the Company’s valuations at June 30, 2010 and December 31, 2009.

	June 30,		December 31
	2010		2009
		Fair		Fair
	Face	value	Face	value	Expected
Restructuring categories	value	estimate	value	estimate	maturity date
	$	$	$	$
	(millions)	(millions)	(millions)	(millions)
MAV 2 Notes
A1 (rated A)	-	-	66.7	39.3
A2 (rated A)	-	-	12.7	5.9
B	5.4	1.8	5.5	0.5	December 31, 2016
C	4.1	0.2	4.1	-	December 31, 2016
Traditional asset tracking notes
MAV3 - Class 9	0.1	0.1	0.1	0.1	September 12, 2015
Ineligible asset tracking notes
MAV2 - Class 3/13/15	10.1	0.9	10.3	0.1	December 20, 2012 to October 24, 2016
	19.7	3.0	99.4	45.9

At June 30, 2010, the AB Notes have been valued based on bid prices for these assets received from dealers and brokers active in the AB Notes market.  The Company receives the bid prices on a regular and recurring basis from a number of sources.  The bid prices received for the MAV 2 B notes have ranged from 32% to 34% of face value.  The Company believes that 33% is the best estimate of fair value for these notes.  The bid prices received for the MAV 2 C notes have been approximately 5% of the face value which the Company has used to fair value these notes. The MAV 2 Class 3 and 13 tracking notes are valued using the same methodology and are valued at approximately 1% and 10% respectively.

8.           Discontinued operations

On January 2, 2009, the Company placed the Amapari Mine on care and maintenance. Mining at the Amapari Mine was suspended and leaching of stacked material continued until April 2009 at which time leaching operations were suspended.  On January 27, 2010, the Company announced the

New Gold Inc.
Notes to the interim consolidated financial statements (unaudited)
June 30, 2010
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

8.           Discontinued operations (continued)

signing of an agreement to sell its Brazilian subsidiary Mineracao Pedra Branca do Amapari Ltda., which holds the Amapari Mine and other related assets, to Beadell. The agreement with Beadell was modified on March 31, 2010 whereby the Company would now dispose of its interest in the Amapari Mine for $53.0 million. Beadell is an Australian listed gold-focused company with exploration and development assets in Western Australia and Brazil.  The transaction closed on April 13, 2010.  Proceeds to the Company were $37.0 million in cash and 115.0 million Beadell shares valued at $18.6 million. New Gold currently holds approximately 18.5% of Beadell shares outstanding. The Company has designated its investment in Beadell as an available for sale financial asset with the changes in the fair value being included in other comprehensive income. The Company recorded an after tax gain of $41.7 million on disposition of its interest in Amapari, net of pre-tax transaction costs of $1.5 million.

Assets and liabilities pertaining to the Amapari Mine are as follows:

	June 30,	December 31
	2010	2009
	$	$

Current assets	-	10,298
Non-current assets	-	27,080
Current liabilities	-	(10,414)
Long-term liabilities	-	(19,890)
	-	7,074

The Amapari Mine was classified as an asset held for sale on the consolidated balance sheets.

The consolidated statements of operations have separately presented the net earnings from discontinued operations for the three and six months ended June 30, 2010 and 2009.  Revenues, earnings before taxes and net earnings for the three and six months ended are as follows:

		Three months ended,		Six months ended,
		June 30,		June 30,
	2010	2009	2010	2009
	$	$	$	$

Revenue	-	2,488	2,746	16,928
Earnings before taxes	-	(3,542)	305	(3,532)
Net earnings	-	(3,542)	305	(3,532)

The cash flows from discontinued operations for the three and six months ended June 30, 2010 and 2009 are as follows:

New Gold Inc.
Notes to the interim consolidated financial statements (unaudited)
June 30, 2010
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

8.           Discontinued operations (continued)

	Three months ended,			Six months ended,
		June 30,		June 30,
	2010	2009	2010	2009
	$	$	$	$

Operating activities	-	(4,819)	(1,696)	5,633
Investing activities	34,629	(548)	34,410	(1,269)
Financing activities	-	-	-	(7,000)
Decrease in cash and cash equivalents
from discontinued operations	34,629	(5,367)	32,714	(2,636)

9.           Mining interests

Mining interests consists of the following:

			June 30, 2010
		Accumulated
		depreciation	Net book
	Cost	and depletion	value
	$	$	$

Mining properties	1,791,284	61,918	1,729,366
Plant and equipment	364,413	63,300	301,113
	2,155,697	125,218	2,030,479

			December 31, 2009
		Accumulated
		depreciation	Net book
	Cost	and depletion	value
	$	$	$

Mining properties	1,744,236	43,464	1,700,772
Plant and equipment	348,078	48,412	299,666
	2,092,314	91,876	2,000,438

The Company capitalized $6.5 million and $12.4 million of interest for the three and six months ended June 30, 2010 (2009 - $5.6 million and $10.9 million) relate d to the New Afton project.

A summary of net book value by property is as follows:

New Gold Inc.
Notes to the interim consolidated financial statements (unaudited)
June 30, 2010
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

9.           Mining interests (continued)

		Mining properties
		Non-		Plant and	June 30	December 31
	Depletable	depletable	Total	equipment	2010	2009
	$	$	$	$	$	$

Mesquite Mine	173,092	45,114	218,206	98,468	316,674	322,426
Cerro San Pedro Mine	223,297	84,822	308,119	69,774	377,893	383,860
Peak Mine	60,230	61,506	121,736	58,889	180,625	178,203
New Afton Project	-	672,486	672,486	72,965	745,451	706,307
El Morro Project (a)	-	383,431	383,431	-	383,431	383,347
Other projects	-	25,388	25,388	-	25,388	25,273
Corporate	-	-	-	1,017	1,017	1,022
	456,619	1,272,747	1,729,366	301,113	2,030,479	2,000,438

(a)           Chile - El Morro project (“El Morro”)

The Company owns a 30% interest in the El Morro copper-gold project which is an advanced stage copper-gold project located in the Atacama region of north-central Chile. Goldcorp Inc. (“Goldcorp”) holds the remaining 70% interest in the project after completion of the Acquisition and Funding Agreement (the “Agreement”) with the Company on February 16, 2010. Prior to this date, Xstrata Copper Chile S.A. (“Xstrata”) was the 70% owner in the project.

On October 12, 2009, Barrick Gold Corporation (“Barrick”) and Xstrata entered into a sale agreement for Xstrata’s 70% interest in the El Morro Project for a total cash consideration of $463.0 million subject to the expiry or cancellation of the right of first refusal held by the
Company. On January 7, 2010 the Company provided notice to Xstrata of the exercise of its right of first refusal to acquire 70% of the El Morro Project for $463.0 million.

On February 16, 2010, the 70% interest in the El Morro Project was acquired by a wholly owned subsidiary of the Company and the acquisition was funded by a $463.0 million loan from Goldcorp as contemplated under the Agreement.  The completion of the remaining transactions under the Agreement with Goldcorp resulted in a Goldcorp subsidiary now holding the 70% interest in the El Morro Project with the Company retaining its original 30% interest in the project.

The Agreement with Goldcorp also modified the terms of the shareholders agreement between the 70% interest holder and the 30% interest holder.  The modified terms include:

•
The Company received $50.0 million and Goldcorp assumed the loan upon completion of this transaction. The Company has recorded the $50.0 million, net of $3.7 million of transaction costs, as a deferred benefit which will be amortized into income over the life of the revised terms of the shareholders’ agreement.

•
A change to the funding agreement whereby Goldcorp will fund 100% of the Company’s program funding share until commercial production is reached.  The Goldcorp funding will be interest bearing at U.S. 7-year Treasury Rate plus 1.87% and is compounded monthly;

•
The Company will be entitled to a penalty payment of $1.5 million per month up to a maximum of $36.0 million if the construction on the El Morro Project does not commence within 60 days of receipt of required permits and approvals.

New Gold Inc.
Notes to the interim consolidated financial statements (unaudited)
June 30, 2010
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

10.           Long-term debt

Long-term debt consists of the following:
	June 30,	December 31
	2010	2009
	$	$

Senior secured notes (a)	167,432	169,044
Subordinated convertible debentures (b)	38,511	37,609
Term loan facility (c)	-	27,235
El Morro project funding loan (d)	3,740	3,656
	209,683	237,544
Less: Current portion of term loan facility	-	(12,088)
	209,683	225,456

(a)           Senior secured notes

The face value of the senior secured notes (“Notes”) at June 30, 2010 was $176.3 million (Cdn$187.0 million) (2009 - $178.7 million (Cdn$187.0 million)).

The Company has the right to redeem the Notes in whole or in part at any time prior to June 27, 2017 at a price ranging from 120% to 100% (decreasing based on the length of time the Notes are outstanding) of the principal amount of the Notes to be redeemed.  At June 30, 2010 the redemption price was 110% and is scheduled to decrease to 105% on June 28, 2011.  The early redemption feature in the Notes qualifies as an embedded derivative that must be bifurcated for reporting purposes.   At June 30, 2010, the fair value of the derivative asset was determined to be $0.7 million (2009 - $nil).  The Company has recorded the fair value of the derivative asset in other assets. The change in the fair value has resulted in a gain (loss) of $(1.3) million and $0.7 million for the three and six months ended June 30, 2010 respectively. .

(b)           Subordinated convertible debentures

The face value of the subordinated convertible debentures (“Debentures”) at June 30, 2010 was $51.9 million (Cdn$55.0 million) (2009 - $52.6 million (Cdn$55.0 million)).

In 2007, NGI issued 55,000 Debentures for an aggregate principal amount of Cdn$55.0 million. The Debentures, which were issued pursuant to a Debenture Indenture dated June 28, 2007 (the “Debenture Indenture”), each have a principal amount of $1,000, bear interest at a rate of 5% per annum and are convertible by the holders into common shares of the Company at any time up to June 28, 2014 at a conversion price of Cdn$9.35 per share. The Debentures do not allow forced conversion by the Company prior to January 1, 2012 but after that date, the Company may redeem the Debentures if the market price of the Company’s shares is at least 125% of the conversion price.

The Debentures are classified as compound financial instruments for accounting purposes because of the holder conversion option.  Interest is payable in arrears in equal semi-annual installments on January 1 and July 1 in each year.  The Debenture Indenture provides that in the event of a change of control of the Company, as defined therein, where 10% or more of the aggregate purchase consideration is cash, the Company must offer to either: (i) redeem the outstanding Debentures at a redemption price equal to 100% of the principal amount, plus accrued and unpaid interest up to but excluding the date of redemption; or, (ii) convert the outstanding Debentures into common shares at conversion prices ranging from Cdn$7.48 at inception to Cdn$9.35, based on a time formula specified in the Debenture Indenture.  The Debentures are subordinate to the Notes and any secured indebtedness incurred subsequent to the issue of the Debentures.

New Gold Inc.
Notes to the interim consolidated financial statements (unaudited)
June 30, 2010
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

10.           Long-term debt (continued)

(b)           Subordinated convertible debentures (continued)

At the time of acquisition by the Company, the Company allocated $34.5 million of the $56.2 million fair value as a liability based on the fair value of a similar debt instrument without an associated conversion option. The similar debt instrument was assumed to have an interest rate of 8% at the time of acquisition. The equity component was valued using the Black-Scholes model with the following assumptions: no dividends paid, volatility of 60%, risk free interest rate of 3.45% and expected life of six years. The debt component of the Debentures will be accreted over the expected term to maturity using the effective interest method.

The Debenture Indenture requires the Company to comply with certain reporting and other non-financial covenants.  The debentures are unsecured and subordinate to the notes and any secured indebtedness incurred subsequent to the issue of the debentures.

(c)           Term loan facility

As part of the Business Combination (Note 4) in 2009, the Company acquired a term loan facility with a syndicate of banks under which the Company could borrow up to $105.0 million in connection with the development of the Mesquite Mine. The term of the facility was until December 31, 2014 and comprised a multiple-draw term loan of which $86.3 million was drawn for the development of the Mesquite Mine. The facility was secured by all of the assets of the Company’s wholly-owned subsidiary, Western Mesquite Mines Inc. (“WMMI”), and a pledge of the shares of WMMI owned by the Company. In addition, until reaching a defined completion point, the facility was guaranteed by Western Goldfields.

On October 7, 2009, the Company’s term loan facility related to development of the Mesquite Mine was amended. The key change was to agree that the Mesquite Mine had satisfied a defined completion test which released the guarantee provided by Western Goldfields.  Other changes included:

•	cancellation of the remaining undrawn facility of $18.6 million;
•	a $15.0 million prepayment of principal which was made on October 7, 2009;
•	increasing the interest rate from U.S. dollar LIBOR plus 2.20% to U.S. dollar LIBOR plus 4.25%;
•	a restructuring fee payment of $0.2 million;
•	repayable by June 30, 2012; and,
•	conversion of the cost overrun account (Note 5) to a debt service reserve account.

In addition to the scheduled repayments, mandatory prepayments were required semi-annually based on 50% of the excess cash flows from the Mesquite Mine.

On February 26, 2010 the Company retired the term loan facility by paying the total outstanding principal of $27.2 million. The facility cannot be redrawn, however the covenants and security remain in place until the gold hedging contracts, as described in Note 11(a) are fully delivered by the end of 2014 or monetized at an earlier date.  With the retirement of the term loan facility, the Company is able to monetize the gold hedge at its discretion.

(d)           El Morro project funding loan

Prior to completion of the Agreement with Goldcorp on February 16, 2010, Xstrata had agreed to fund 70% of the Company’s program funding commitments on El Morro (Note 9) until commencement of commercial production. These amounts, plus interest, would be repaid out of 80% of the Company’s distributions once El Morro was in production. Interest was based on the lower of the Xstrata cost of financing plus 100 basis points and the Chilean prescribed government rate and was compounded monthly. As of December 31, 2009, Xstrata had

New Gold Inc.
Notes to the interim consolidated financial statements (unaudited)
June 30, 2010
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

10.           Long-term debt (continued)

(d)           El Morro project funding loan (continued)

funded $3.7 million of the Company’s funding commitments. The loan was secured against all rights and interests of the Company’s El Morro subsidiaries, including shares. From the date of completion of the Agreement with Goldcorp, Goldcorp has agreed to fund 100% of the Company’s program funding commitments on El Morro until commencement of commercial production.  These amounts, plus interest, will be repaid out of 80% of the Company’s distributions once El Morro is in production. Interest is based on the U.S. 7-year Treasury Rate plus 1.87% and is compounded monthly. As of December 31, 2009, Xstrata had funded $3.7 million of the Company’s funding commitments and Goldcorp assumed this loan at the new, lower interest rate from February 16, 2010. The loan is secured against all rights and interests of the Company’s El Morro subsidiaries, including a pledge of the El Morro shares.

(e)           Interest expense

Interest expense for the three and six months ended June 30, 2010 and 2009 is composed of the following:

	Three months ended		Six months ended
		June 30,		June 30,
	2010	2009	2010	2009
	$	$	$	$

Interest	5,274	4,857	10,648	9,319
Non-cash interest charges	1,326	896	2,063	1,827
	6,600	5,753	12,711	11,146
Less: Interest capitalized to mining interests	(6,544)	(5,545)	(12,423)	(10,854)
	56	208	288	292

11.           Derivative instruments

The following tables summarize derivative related liabilities and assets:

	Asset derivatives
	June 30,	December 31
	2010	2009
	$	$
Derivatives classified as hedging instruments
for accounting purposes
Fuel contracts	185	706
	185	706
Less: Current portion	(185)	(706)
	-	-

New Gold Inc.
Notes to the interim consolidated financial statements (unaudited)
June 30, 2010
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

11.           Derivative instruments (continued)

	Liability derivatives
	June 30,	December 31
	2010	2009
	$	$
Derivatives classified as hedging instruments
for accounting purposes
Gold hedging contracts	124,937	95,986
	124,937	95,986
Less: Current portion	(28,602)	(19,206)
	96,335	76,780

The following table summarizes realized derivative gains (losses) for the three and six months ended June 30, 2010 and 2009.

	Three months ended		Six months ended
	June 30,		June 30,
	2010	2009	2010	2009
	$	$	$	$
Derivatives classified as hedging instruments for
accounting purposes
Gold hedging contracts	(4,665)	-	(7,535)	-
Fuel contracts	38	-	63	-
	(4,627)	-	(7,472)	-

Prior to qualifying for hedge accounting on July 1, 2009, realized gains (losses) were classified in other income. After qualifying for hedge accounting, the Company classifies realized gains (losses) for gold hedging contracts in revenue and fuel contracts in operating expenses.

The following table summarizes unrealized derivative gains for the three and six months ended June 30, 2010 and 2009.

	Three months ended		Six months ended
		June 30,	June 30,
	2010	2009	2010	2009
	$	$	$	$
Derivatives not classified as hedging instruments for
accounting purposes
Prepayment option	(1,255)	-	652	-
	(1,255)	-	652	-

For the three and six months ended June 30, 2010 and 2009 there were no unrealized derivative gains (losses) recorded in earnings for derivatives classified as hedging instruments for accounting purposes.

The following table summarizes derivative gains (losses) in other comprehensive income for the three and six months ended June 30, 2010 and 2009.

New Gold Inc.
Notes to the interim consolidated financial statements (unaudited)
June 30, 2010
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

11.           Derivative instruments (continued)

	Three months ended		Six months ended
	June 30,			June 30,
	2010	2009	2010	2009
	$	$	$	$
Effective portion of change in fair value of hedging
instruments
Gold hedging contracts	(29,956)	-	(33,116)	-
Fuel contracts	(423)	-	(338)	-
Future income tax	12,242	-	14,066	-
	(18,137)	-	(19,388)	-

The net amount of existing losses arising from the unrealized fair value of the Company’s gold hedging contracts and fuel contracts, which are derivatives that are designated as cash flow hedges and are reported in other comprehensive income, would be reclassified to net earnings as contracts are settled on a monthly basis.  The amount of such reclassification would be dependent upon fair values and amounts of the contracts settled.  At June 30, 2010, the Company’s estimate of the net amount of existing derivative losses arising from the unrealized fair value of derivatives designated as cash flow hedges, which are reported in other comprehensive income and are expected to be reclassified to net earnings in the next twelve months, excluding tax effects, is $20.0 million for gold hedging contracts and $0.1 million for fuel contracts.

(a)           Gold hedging contracts

Under the terms of the term loan facility (Note 10 (c)), Western Mesquite Mines Inc. was required, as a condition precedent to drawdown the loan, to enter into a gold hedging program acceptable to the banking syndicate. As such, the Company executed gold forward sales contracts for 429,000 ounces of gold at a price of $801 per ounce. The hedging contracts represent a commitment of 5,500 ounces per month for 78 months that commenced July 2008 with the last commitment deliverable in December 2014. The Company settles these contracts, at the Company’s option, by physical delivery of gold or on a net financial settlement basis. At June 30, 2010, the Company had remaining gold forward sales contracts for 297,000 ounces of gold at a price of $801 per ounce at a remaining commitment of 5,500 ounces per month for 54 months.

On July 1, 2009, the Company’s gold hedging contracts were designated as cash flow hedges. Prospective and retrospective hedge effectiveness is assessed on these hedges using a hypothetical derivative method. The hypothetical derivative assessment involves comparing the effect of theoretical shifts in forward gold prices on the fair value of both the actual hedging derivative and a hypothetical derivative. The retrospective assessment involves comparing the effect of historic changes in gold prices each period on the fair value of both the actual and hypothetical derivative. The effective portion of the gold contracts is recorded in other comprehensive income until the forecasted gold sale impacts earnings. Where applicable, the fair value of the derivative has been adjusted to account for the Company’s credit risk.

(b)           Fuel contracts

The Company assumed fuel hedge contracts that represented a total commitment of 3.0 million gallons of fuel per year at weighted average prices of $1.75 and $1.94 per gallon in 2009 and 2010 upon the completion of the Western Goldfields business combination. The Company is financially settling 252,000 gallons of diesel per month. At June 30, 2010, the Company had a remaining commitment of 1.5 million gallons of diesel over the next 6 months.

New Gold Inc.
Notes to the interim consolidated financial statements (unaudited)
June 30, 2010
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

11.           Derivative instruments (continued)

(b)           Fuel contracts (continued)

On July 1, 2009, the Company’s fuel contracts were designated as cash flow hedges against forecasted purchases of fuel for expected consumption at the Mesquite Mine. Prospective and retrospective hedge effectiveness is assessed using the hypothetical derivative method. The prospective test is based on regression analysis of the month-on-month change in fair value of both the actual derivative and a hypothetical derivative caused by actual historic changes in commodity prices over prior periods. The retrospective test involves comparing the effect of historic changes in commodity prices each period on the fair value of both the actual and hypothetical derivative. The effective portion of changes in fair value of the commodity contracts is recorded in other comprehensive income until the forecasted transaction impacts earnings. Where applicable, the fair value of the derivative has been adjusted to account for the Company’s credit risk.

12.           Share capital

At June 30, 2010, the Company had unlimited authorized common shares and 391,652,000 common shares outstanding.

(a)           Common shares issued

	Number
	of shares
	(000's)	$

Balance, December 31, 2008	212,841	1,321,110
Shares issued (i)	30,705	103,122
Shares issued for mineral properties ((ii) and (iii))	25	63
Acquisition of Western Goldfields (iv)	142,796	375,367
Exercise of options (v)	2,448	11,203
Balance, December 31, 2009	388,815	1,810,865
Exercise of options (vi)	2,837	11,347
Balance, June 30, 2010	391,652	1,822,212

(i)
On September 11, 2009, the Company closed a bought deal public offering of 26,700,000 common shares and the underwriters’ exercise in full of an over-allotment option to purchase an additional 4,005,000 common shares granted the Company in connection with such offering at a price of $3.49 per share (Cdn$3.75 per share) for total gross proceeds of $107.2 million (Cdn$115.0 million). The Company incurred related share issuance costs of $4.1 million.

(ii)	On August 31, 2009, the Company issued 5,000 common shares valued at $17,000 related to other exploration projects.

(iii)	On February 27, 2009, the Company issued 20,000 common shares valued at $46,000 related to other exploration projects

(iv)
On May 27, 2009, the Company issued 142,796,000 common shares to effect the acquisition of Western Goldfields, as described in Note 4.  These shares were issued at the closing share price of the Company on May 27, 2009, the transaction completion date, of $2.63 per share for total consideration of $375.4 million.

New Gold Inc.
Notes to the interim consolidated financial statements (unaudited)
June 30, 2010
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

12.	Share capital (continued)

(a)           Common shares issued (continued)

(v)
During the year ended December 31, 2009, 2,448,000 common shares were issued pursuant to the exercise of stock options.  The Company received proceeds of $5.4 million from these exercises and transferred $5.8 million from contributed surplus.

(vi)
During the six months ended June 30, 2010, 2,837,000 common shares were issued pursuant to the exercise of stock options.  The Company received proceeds of $6.4 million from these exercises and transferred $4.9 million from contributed surplus.

(b)           Stock options

The following table presents the changes in the stock options.

		Weighted
		average
	Number of	exercise
	options	price
	(000's)	Cdn$

Balance, December 31, 2008	8,990	6.94
Options assumed on acquisition of Western
Goldfields	5,699	1.58
Granted	5,762	3.02
Exercised	(2,448)	2.29
Cancelled	(2,679)	6.27
Balance, December 31, 2009	15,324	4.34
Granted	2,454	4.51
Exercised	(2,837)	2.38
Cancelled	(1,239)	8.20
Balance, June 30, 2010	13,702	4.43

The following table summarizes information about the stock options outstanding at June 30, 2010.

New Gold Inc.
Notes to the interim consolidated financial statements (unaudited)
June 30, 2010
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

12.	Share capital (continued)

(b)           Stock options (continued)

			Options outstanding		Options exercisable
	Weighted
	average		Weighted		Weighted
	remaining	Number of	average	Number of	average
Exercise	contractual	stock options	exercise	options	exercise
prices	life (years)	outstanding	price	exercisable	price
Cdn$		(000's)	Cdn$	(000's)	Cdn$

0.34 - 0.99	3.64	1,061	0.73	1,061	0.73
1.00 - 1.99	3.05	641	1.67	641	1.67
2.00 - 2.99	4.95	1,932	2.59	777	2.42
3.00 - 3.99	5.45	3,529	3.27	1,261	3.34
4.00 - 4.99	6.36	2,200	4.39	92	4.44
5.00 - 5.99	3.11	768	5.64	524	5.55
6.00 - 6.99	2.35	821	6.35	821	6.35
7.00 - 7.99	2.83	1,774	7.69	1,130	7.61
8.00 - 8.99	-	-	-	-	-
9.00 - 9.99	1.72	778	9.30	778	9.30
10.00 - 11.00	0.91	198	11.00	198	11.00
0.34 - 11.00	4.34	13,702	4.43	7,283	4.74

The Company granted 2,258,000 stock options on January 27, 2010 and 196,000 on May 11, 2010 to employees, officers and directors.  These options have an exercise price of Cdn$4.39 and Cdn$5.93 respectively.  These options vest over a three year period and have a contractual life of five to seven years from date of grant.  The value was determined using the Black-Scholes pricing model. A weighted average grant-date fair value of Cdn$3.03 was calculated using the following weighted average assumptions: no dividends are to be paid; volatility of 70%, risk free interest rate of 2.82%, and expected life of 6.8 years

The Company granted 2,306,000 stock options on February 17, 2009, 3,394,000 on June 2, 2009 and 62,000 on November 2, 2009 to employees, officers and directors. These options have an exercise price of Cdn$2.71, Cdn$3.21 and Cdn$3.92, respectively. The options vest over a three year period and have a contractual life of five to seven years from date of grant.   The value was determined using the Black-Scholes pricing model. A weighted average grant-date fair value of Cdn$1.72 was calculated using the following weighted average assumptions: no dividends are to be paid; volatility of 56%, risk free interest rate of 2.42%, and expected life of 6.8 years.

5,699,000 stock options were assumed on June 2, 2009 upon the acquisition of Western Goldfields as described in Note 4.  These stock options were valued at $9.7 million as part of the business combination valuation.

At June 30, 2010, the intrinsic value of the stock options outstanding was $34.8 million (December 31, 2009 - $13.4 million) and the intrinsic value of the stock options that were exercisable was $17.8 million (December 31, 2009 - $9.4 million).  For the six months ended June 30, 2010, the intrinsic value of the stock options exercised during the year was $10.4 million (2009 - $0.1 million).

For the three and six months ended June 30, 2010, the Company recorded $2.3 million and $4.6 million (2009 - $1.6 million and $2.9 million) as stock-based compensation expense and recorded this amount in contributed surplus. At June 30, 2010, the total value of the non-vested stock options that remain to be expensed is $8.3 million (December 31, 2009 - $6.3 million).  It is expected that this amount shall be included in the determination of net income over the next 1.7 years.

New Gold Inc.
Notes to the interim consolidated financial statements (unaudited)
June 30, 2010
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

12.	Share capital (continued)

(c)           Share award units

In 2009, the Company established a share award unit program as part of its long-term incentive program. Each share award unit allows the recipient, subject to certain plan restrictions, to receive cash on the entitlement date equal to the Company’s share price on that date.  One-third of the share awards units vest annually on the anniversary of the grant date.   As the Company is required to settle these awards in cash, it will record an accrued liability and record a corresponding compensation expense. The share award unit is a financial instrument that will be fair valued at each reporting date based on the five day weighted average price of the Company’s common shares.  The changes in fair value will be included in the compensation expense for that period.

In January 2010, the Company issued 699,000 share award units.  In November 2009, the Company issued 560,000 share award units. Including the mark-to-market adjustment for the share award units previously issued, the Company recorded $1.6 million and $2.5 million as compensation expense for the three and six months ended June 30, 2010 (2009 - $nil).  A portion of this expense has been capitalized for recipients working at the Company’s development projects. The total value of the non-vested share award units that remains to be expensed is $4.5 million (December 31, 2009 - $1.9 million).  It is expected that this amount will be included in the determination of net income over the next 2.5 years.

(d)           Share purchase warrants

A summary of the changes in share purchase warrants is presented below:

			Weighted
		Common	average
	Number of	Shares	exercise
	warrants	Issuable	price
	(000's)	(000's)	Cdn$

Balance, December 31, 2008 (i)	322,337	60,111	13.80
Issued (i)	25	25	15.00
WGI share purchase warrants
exercisable into New Gold shares* (ii)	6,056	6,056	0.81
Expired (iii)	(3,150)	(3,150)	6.11
Balance, June 30, 2010 and December 31, 2009	325,268	63,042	12.93
*The exercise price of these US$0.76 warrants have been converted to Canadian dollars for presentation purposes.

(i)
On June 30, 2008, the Company completed a 10 for 1 common share consolidation as part of the Transaction described in the annual report.  The number of common shares outstanding has been adjusted to reflect this common share consolidation.  While the number of share purchase warrants outstanding was not affected by this consolidation, the number of common shares to be issued upon exercise and the price to be paid upon exercise has been adjusted to reflect this common share consolidation.

The Company has 217,500,000 share purchase warrants (Series B) outstanding that entitle the holders of these warrants to purchase one common share for Cdn$15.00 per share for every 10 share purchase warrants held.  These warrants expire on April 3, 2012.

On February 28, 2008, the Company issued 73,862,000 common share purchase warrants (Series C) upon the conversion of the Special Warrants previously issued.

New Gold Inc.
Notes to the interim consolidated financial statements (unaudited)
June 30, 2010
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

12.	Share capital (continued)

(d)           Share purchase warrants (continued)

The warrants were valued at $23.7 million using the Black-Scholes pricing model and that amount is included in share purchase warrants.  A fair value of approximately $0.32 for each warrant was calculated using the following assumptions:  no dividends are paid, volatility of 60%, risk free interest rate of 3.4%, and expected life of five years.  The holders of these warrants are entitled to purchase one common share for Cdn$9.00 per share for every 10 share purchase warrants held.  These share purchase warrants expire November 28, 2012.

On June 30, 2008, the Company issued 17,758,000 shares purchase warrants to effect the acquisition of Metallica, as described in Note 1.  These share purchase warrants were valued at $46.7 million as part of the business combination valuation.  At December 31, 2009, these share purchase warrants have expired.

On June 30, 2008, the Company issued 27,850,000 share purchase warrants (Series A) to effect the acquisition of NGI, as described in Note1.  These share purchase warrants were valued at $57.4 million as part of the business combination valuation.  The holders of these warrants are entitled to purchase one common share for Cdn$15.00 per share for every share purchase warrant held.  These share purchase warrants expire on June 28, 2017.

(ii)
On May 27, 2009, the Company issued 6,056,000 share purchase warrants to effect the acquisition of Western Goldfields, as described in Note 4.  The warrants were valued at $11.9 million as part of the business combination valuation.  The holders of these warrants are entitled to purchase one common share for US$0.76 per share for every share purchase warrant held.  These share purchase warrants expire between June 9, 2011 and June 9, 2012.

(iii)	During the year ended December 31, 2009, 3,150,000 share purchase warrants expired resulting in a transfer from share purchase warrants to contributed surplus of $6.8 million.

The following table summarizes information about outstanding share purchase warrants at June 30, 2010.

		Common
	Number	Shares	Exercise
Series	of warrants	Issuable	prices		Expiry date
	(000's)	(000's)	Cdn$

Private	460	460	0.81	*	July 12, 2011
Private	2,300	2,300	0.81	*	June 9, 2011
Series B	217,500	21,750	15.00		April 3, 2012
Private	3,296	3,296	0.81	*	June 9, 2012
Series C	73,862	7,386	9.00		November 28, 2012
Series A	27,850	27,850	15.00		June 28, 2017
	325,268	63,042
*The exercise price of these US$0.76 warrants have been converted to Canadian dollars for presentation purposes.

New Gold Inc.
Notes to the interim consolidated financial statements (unaudited)
June 30, 2010
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

12.           Share capital (continued)

(e)           Net earnings per share

The following table sets forth the computation of diluted earnings (loss per share) for the three and six months ended June 30, 2010 and 2009.

	Three months ended			Six months ended
		June 30,		June 30,
	2010	2009	2010	2009

Earnings (loss) from continuing operations	$17,418	($199,304)	$34,606	($187,235)
Earnings (loss) from discontinued operations, net of tax	41,718	(3,542)	42,023	(3,532)
Net earnings	$59,136	($202,846)	$76,629	($190,767)

(in thousands)
Basic weighted average number of shares outstanding	389,885	258,345	389,423	235,747

Effective of diluted securities
Stock options	4,768	-	4,083	-
Warrants	5,244	-	5,133	-
Diluted weighted average number of shares outstanding	399,897	258,345	398,639	235,747

Earnings (loss) per share from continuing operations
Basic	$0.04	($0.77)	$0.09	($0.79)
Diluted	$0.04	($0.77)	$0.09	($0.79)

Earnings (loss) per share from discontinued operations
Basic	$0.11	($0.01)	$0.11	($0.01)
Diluted	$0.11	($0.01)	$0.10	($0.01)

Earnings (loss) per share
Basic	$0.15	($0.79)	$0.20	($0.81)
Diluted	$0.15	($0.79)	$0.19	($0.81)

The following lists the equity securities excluded from the computation of diluted earnings per share.  For the six months ended June 30, 2010 and 2009, the equity securities were excluded as the exercise prices  related to the particular security exceed the average market price of the common shares of the Company of Cdn$5.31 (2009 – Cdn$2.47) for the period.

	2010	2009
	(000's)	(000's)

Stock options	4,289	18,814
Share purchase warrants	56,986	66,192
Convertible debentures	55,000	55,000

New Gold Inc.
Notes to the interim consolidated financial statements (unaudited)
June 30, 2010
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

13.           Income and mining taxes

		Three months ended		Six months ended
		June 30,		June 30,
	2010	2009	2010	2009
	$	$	$	$
Current income and mining tax expense	9,927	6,215	19,987	10,415
Future income and mining tax recovery	2,320	(5,778)	1,252	(3,487)
	12,247	437	21,239	6,928

Income tax expense differs from the amount that would result from applying the Canadian federal and provincial income tax rates to earnings before taxes. These differences result from the following items:

		Three months ended		Six months ended
		June 30,		June 30,
	2010	2009	2010	2009
	$	$	$	$

Earnings (loss) before taxes	29,665	(198,863)	55,845	(180,303)

Canadian federal and provincial income tax rates	28.50%	30.00%	28.50%	30.00%

Income tax expense based on above rates	8,455	(59,659)	15,916	(54,091)
Increase (decrease) due to
Non-taxable income	(5,685)	12,921	(10,364)	10,867
Non-deductible expenditures	1,294	(8,310)	1,145	(9,682)
Different statutory tax rates on earnings of
foreign subsidiaries	(4,336)	(333)	2,853	(561)
Adjustment of prior year provision to statutory
tax returns	3,828	(1,082)	8,451	(1,037)
Non-taxable gain	6,383	-	(741)	-
Benefit of losses not recognized in period	306	(73)	458	137
Change in valuation allowance and other	2,002	56,973	3,521	61,295
	12,247	437	21,239	6,928

New Gold Inc.
Notes to the interim consolidated financial statements (unaudited)
June 30, 2010
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

14.           Reclamation and closure cost obligations

Changes to the reclamation and closure cost balance are as follows:

		Cerro		New
	Mesquite	San Pedro	Peak	Afton
	Mine	Mine	Mine	Project	Total
	$	$	$	$	$

Balance, December 31, 2008	-	3,258	5,509	182	8,949
Acquisition (Note 4)	5,221	-	-	-	5,221
Reclamation expenditures	-	-	(32)	-	(32)
Accretion	203	316	521	75	1,115
Revisions to expected cash flows	163	843	880	1,556	3,442
Foreign exchange	-	201	1,574	33	1,808

Balance, December 31, 2009	5,587	4,618	8,452	1,846	20,503
Reclamation expenditures	(10)	-	(16)	-	(26)
Accretion	192	191	324	71	778
Revisions to expected cash flows	-	491	-	-	491
Foreign exchange	-	117	(480)	(27)	(390)

Balance, June 30, 2010	5,769	5,417	8,280	1,890	21,356
Less: current portion	(191)	(317)	(126)	-	(634)

	5,578	5,100	8,154	1,890	20,722

The current portion of the reclamation and closure cost obligations have been included in accounts payable and accrued liabilities.

15.           Supplemental cash flow information

		Three months ended		Six months ended
		June 30,		June 30,
	2010	2009	2010	2009
	$	$	$	$
Change in non-cash working capital
Accounts receivable	9,876	7,043	5,039	(1,607)
Inventories and stockpiled ore	(7,986)	(6,577)	(10,541)	(10,339)
Accounts payable and accrued liabilities	1,786	5,879	505	881
Prepaids and other	711	288	1,053	1,489
	4,387	6,633	(3,944)	(9,576)

Operating activities included the following payments:
Interest paid	10,297	10,849	10,503	10,899
Income taxes paid	4,154	476	13,274	2,145

Non-cash investing activities includes $nil million for the three and six months ended June 30, 2010 (2009 - $1.3 million and $2.3million), and represents the Company’s share of contributions to the El Morro project funded by the joint venture partner (Note 10 (d)).  The completion of the Agreement with Goldcorp after the Company had exercised its right of first refusal to acquire a 70% interest in the El Morro Project resulted in non-cash retirement of debt to Goldcorp of $463.0 million and the non-cash disposal of the 70% interest in the El Morro project of $463.0 million.

New Gold Inc.
Notes to the interim consolidated financial statements (unaudited)
June 30, 2010
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

16.           Segmented information

The Company manages its operations by geographical location. The results from operations for these reportable operating segments are summarized in the table below:
			Three months ended June, 2010
	USA	Mexico	Australia	Other (1)	Total
	$	$	$	$	$

Revenues	42,000	39,218	31,141	-	112,359
Operating expenses	(24,465)	(16,411)	(16,979)	-	(57,855)
Depreciation and depletion	(6,363)	(8,252)	(4,001)	-	(18,616)
Earnings from mine operations	11,172	14,555	10,161	-	35,888

Corporate administration	-	-	(8)	(8,683)	(8,691)
Exploration	-	(756)	(1,790)	(296)	(2,842)

Earnings (loss) from operations	11,172	13,799	8,363	(8,979)	24,355
Other income (expense)
Realized and unrealized loss on investments	-	-	-	948	948
Unrealized gain on prepayment option	-	-	-	(1,255)	(1,255)
Interest and other income	15	73	(128)	186	146
Interest and finance fees	(14)	-	(2)	(40)	(56)
Other expense	-	-	(194)	211	17
Gain (loss) on foreign exchange	(28)	1,335	2,632	1,571	5,510

Earnings before taxes	11,145	15,207	10,671	(7,358)	29,665
Income and mining taxes	(5,812)	(4,859)	(2,187)	611	(12,247)

Net earnings (loss) from continuing operations	5,333	10,348	8,484	(6,747)	17,418

(1)
Other includes corporate balances and exploration properties.  Results of operations for the Canadian and Chilean development properties have been included in Other as these properties are still in the development phase with no revenues or operating costs.

New Gold Inc.
Notes to the interim consolidated financial statements (unaudited)
June 30, 2010
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

16.           Segmented information (continued)
		Six months ended June 30, 2010
	USA	Mexico	Australia	Other (1)	Total
	$	$	$	$	$

Revenues	93,835	57,195	62,949	-	213,979
Operating expenses	(51,944)	(27,899)	(30,268)	-	(110,111)
Depreciation and depletion	(13,253)	(11,578)	(6,526)	-	(31,357)
Earnings from mine operations	28,638	17,718	26,155	-	72,511

Corporate administration	-	-	(118)	(16,562)	(16,680)
Exploration	-	(1,081)	(3,135)	(420)	(4,636)

Earnings (loss) from operations	28,638	16,637	22,902	(16,982)	51,195
Other income (expense)
Realized and unrealized loss on investments	-	-	-	4,892	4,892
Unrealized gain on prepayment option	-	-	-	652	652
Interest and other income	31	138	72	521	762
Interest and finance fees	(207)	-	(2)	(79)	(288)
Other expense	-	(1,473)	(592)	-	(2,065)
Gain (loss) on foreign exchange	5	723	630	(661	697

Earnings before taxes	28,467	16,025	23,010	(11,657)	55,845
Income and mining taxes	(13,103)	(3,888)	(5,422)	1,174	(21,239)

Net earnings (loss) from continuing operations	15,364	12,137	17,588	(10,483)	34,606

(1)
Other includes corporate balances and exploration properties.  Results of operations for the Canadian and Chilean development properties have been included in Other as these properties are still in the development phase with no revenues or operating costs.

New Gold Inc.
Notes to the interim consolidated financial statements (unaudited)
June 30, 2010
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

16.           Segmented information (continued)

			Three months ended June, 2009
	USA (1)	Mexico	Australia	Other (2)	Total
	$	$	$	$	$

Revenues	10,211	27,934	21,054	-	59,199
Operating expenses	(9,463)	(14,937)	(10,174)	-	(34,574)
Depreciation and depletion	(1,780)	(6,117)	(2,065)	(26)	(9,988)
Earnings from mine operations	(1,032)	6,880	8,815	(26)	14,637

Corporate administration	-	-	(193)	(5,770)	(5,963)
Business combination transaction costs	-	-	-	(5,899)	(5,899)
Exploration	-	(1,054)	(58)	(500)	(1,612)
Goodwill impairment charge	(189,634)	-	-	-	(189,634)

Loss from operations	(190,666)	5,826	8,564	(12,195)	(188,471)
Other income (expense)
Realized and unrealized gain on gold contracts	8,161	-	-	-	8,161
Realized and unrealized gain on fuel contracts	797	-	-	-	797
Realized and unrealized gain on investments	-	-	-	9,699	9,699
Interest and other income	13	42	(230)	1,937	1,762
Gain on redemption of long-term debt	-	-	-	-	-
Interest and finance fees	(155)	-	(49)	(4)	(208)
Gain (loss) on foreign exchange	38	(12,991)	(4,279)	(13,375)	(30,607)

Earnings (loss) before taxes	(181,812)	(7,123)	4,006	(13,938)	(198,867)
Income and mining taxes	(1,238)	(1,035)	16	1,820	(437)

Net earnings (loss) from continuing operations	(183,050)	(8,158)	4,022	(12,118)	(199,304)

                     (1)   Segment acquired on May 27, 2009 (Note 4) - results from operations for period of ownership.
(2)
Other includes corporate balances and exploration properties.  Results of operations for the Canadian and Chilean development properties have been included in Other as these properties are still in the development phase with no revenues or operating costs.

New Gold Inc.
Notes to the interim consolidated financial statements (unaudited)
June 30, 2010
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

16.           Segmented information (continued)

				Six months ended June, 2009
	USA (1)	Mexico	Australia	Other (2)	Total
	$	$	$	$	$

Revenues	10,211	49,185	44,128	-	103,524
Operating expenses	(9,345)	(27,616)	(21,386)		(58,347)
Depreciation and depletion	(1,784)	(12,241)	(4,386)	(56)	(18,467)
Earnings from mine operations	(918)	9,328	18,356	(56)	26,710

Corporate administration	-	-	(321)	(9,818)	(10,139)
Business combination transaction costs	-	-	-	(6,583)	(6,583)
Exploration	-	(1,646)	(304)	(729)	(2,679)
Goodwill impairment charge	(189,634)	-	-	-	(189,634)

Loss from operations	(190,552)	7,682	17,731	(17,186)	(182,325)
Other income (expense)
Realized and unrealized gain on gold contracts	8,161	-	-	-	8,161
Realized and unrealized gain on fuel contracts	797	-	-	-	797
Realized and unrealized gain on investments	-	-	-	9,699	9,699
Interest and other income	13	75	(268)	2,188	2,008
Gain on redemption of long-term debt	-	-	-	14,236	14,236
Interest and finance fees	(155)	-	(131)	(6)	(292)
Gain (loss) on foreign exchange	38	(16,375)	(5,162)	(11,092)	(32,591)

Earnings (loss) before taxes	(181,698)	(8,618)	12,170	(2,161)	(180,307)
Income and mining taxes	(1,238)	(1,620)	(2,325)	(1,745)	(6,928)

Net earnings (loss) from continuing operations	(182,936)	(10,238)	9,845	(3,906)	(187,235)

(1)	Segment acquired on May 27, 2009 (Note 4) - results from operations for period of ownership.
(2)
Other includes corporate balances and exploration properties.  Results of operations for the Canadian and Chilean development properties have been included in Other as these properties are still in the development phase with no revenues or operating costs.

Expenditures for mining interests

		Three months ended		Six months ended
		June 30,		June 30,
	2010	2009	2010	2009
	$	$	$	$

USA (1)	1,015	167	1,252	167
Mexico	1,747	242	5,512	982
Australia	7,013	8,942	10,234	13,608
Canada	24,941	23,534	36,590	43,933
Chile	-	540	-	992
Other (2)	52	50	148	201
	34,768	33,475	53,736	59,883

New Gold Inc.
Notes to the interim consolidated financial statements (unaudited)
June 30, 2010
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

16.           Segmented information (continued)

Total Assets

	June 30,	December 31,
	2010	2009
	$	$

USA (1)	392,565	414,893
Mexico	451,541	442,300
Australia	232,259	228,420
Canada	1,075,906	739,251
Chile	393,091	392,976
Other (2)	13,067	233,041
	2,558,429	2,450,881

(1)	Segment acquired on May 27, 2009 (Note 4)
(2)	Other includes corporate balances and exploration properties.

17.           Capital risk management

The Company manages its capital to ensure that it will be able to continue as a going concern while maximizing the return to stakeholders through the optimization of the debt and equity balance.

In the management of capital, the Company includes the components of shareholders’ equity, short-term borrowings and long-term debt, as well as the cash and cash equivalents, and investments.

Capital, as defined above, at June 30, 2010 and December 31, 2009 is summarized in the following table.

	June 30,	December 31
	2010	2009
	$	$

Shareholders' equity	1,796,283	1,731,045
Long-term debt	209,683	237,544
	2,005,966	1,968,589
Cash and cash equivalents	(376,092)	(262,325
Investments	(18,645)	(45,890
	1,611,229	1,660,374

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets.  To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue new debt, acquire or dispose of assets or sell its investments.

In order to facilitate the management of its capital requirements, the Company prepares annual budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions.  The annual budget and quarterly updated forecasts are approved by the Board of Directors.

New Gold Inc.
Notes to the interim consolidated financial statements (unaudited)
June 30, 2010
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

17.           Capital risk management (continued)

The Company’s investment policy is to invest its surplus funds in permitted investments consisting of treasury bills, bonds, notes and other evidences of indebtedness of Canada, the U.S. or any of the Canadian Provinces with a minimum credit rating of R-1 mid from the Dominion Bond Rating Service (“DBRS”) or an equivalent rating from Standard & Poors and Moody’s and with maturities of 90 days or less at the original date of acquisition.  At all times, more than 25% of the aggregate amount of permitted investments must be invested in treasury bills, bonds, notes and other indebtedness of Canada or Provinces with a minimum credit rating of R-1 mid from DBRS.  All investments must have a maximum term to maturity of six months (however any investments with a maturity of more than 90 days from the original date of acquisition will be classified as Investments, not cash) and the average term will generally range from seven days to 90 days.  Under the policy, the Company is not permitted to make new investments in ABCP or auction rate securities.

The Company has a long-term note indenture (Note 10) that contains a general covenant that the Company shall work diligently toward obtaining and, once obtained, maintaining in good standing, all permits required for the operation of the New Afton project.

18.           Financial risk management

The Company thoroughly examines the various financial instrument risks to which it is exposed and assesses the impact and likelihood of those risks.  These risks may include credit risk, liquidity risk, market risk and other price risks.  Where material, these risks are reviewed and monitored by the Board of Directors.

(a)           Credit risk

Credit risk is the risk of an unexpected loss if a party to its financial instrument fails to meet its contractual obligations.

The Company’s financial assets are primarily composed of cash and cash equivalents, investments and accounts receivable.  Credit risk is primarily associated with trade receivables and investments; however it also arises on cash and cash equivalents.

To mitigate exposure to credit risk, the Company has established policies to limit the concentration of credit risk, to ensure counterparties demonstrate minimum acceptable credit worthiness, and to ensure liquidity of available funds.

The Company closely monitors its financial assets and does not have any significant concentration of credit risk.  The Company sells its gold exclusively to large international organizations with strong credit ratings.  The Company’s revenue is comprised of gold sales to primarily five customers.

The historical level of customer defaults is minimal and, as a result, the credit risk associated with gold and copper concentrate trade receivables at June 30, 2010 is not considered to be high.

New Gold Inc.
Notes to the interim consolidated financial statements (unaudited)
June 30, 2010
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

18.           Financial risk management (continued)

(a)           Credit risk (continued)

The Company’s maximum exposure to credit risk at June 30, 2010, is as follows:
	June 30	December 31
	2010	2009
	$	$

Cash and cash equivalents	376,092	262,325
Restricted cash	-	9,201
Accounts receivable	5,276	10,345
Mark-to-market gain on fuel contracts	185	706
Investments	18,645	45,890
Reclamation deposits and other	18,158	17,646
	418,356	346,113

The aging of accounts receivable at June 30, 2010 was as follows:

						June 30,	December 31
	0-30	31-60	61-90	91-120	Over	2010	2009
	days	days	days	days	120 days	Total	Total
	$	$	$	$	$	$	$

Mesquite Mine	134	-	15	-	-	149	273
Cerro San Pedro Mine	1,958	75	20	-	55	2,108	5,348
Peak Mine	2,312	-	-	-	9	2,321	3,922
New Afton	423	-	7	-	2	432	632
Corporate	265	-	-	-	1	266	170
	5,092	75	42	-	67	5,276	10,345

A significant portion of the Company’s cash and cash equivalents are held in large Canadian financial institutions.  Short-term investments (including those presented as part of cash and cash equivalents) are composed of financial instruments issued by Canadian banks with high investment-grade ratings and the governments of Canada and the U.S.

The Company employs a restrictive investment policy as detailed in the capital risk management section (Note 17).

The Company has a bonding and insurance program, primarily with Chartis, formerly American International Specialty Lines Insurance Company (“AIG Insurance”), in respect of the operations and closure liabilities of the Mesquite Mine.  At June 30, 2010, the Company had $9.0 million in the account.  In September 2008, AIG Insurance’s parent company, American International Group, Inc. (“AIG”), suffered a liquidity crisis following the downgrade of its credit rating.  The United States Federal Reserve loaned money to AIG in order for the company to meet its obligations to post additional collateral to trading partners.  As a result of Federal and State laws governing the operation of AIG Insurance and segregation of funds, it is not believed that the Company’s funds are at risk.  During 2009, AIG worked through its restructuring under the supervision of the Federal Reserve Bank of New York and the U.S. Department of the Treasury.  The U.S. Department of the Treasury has a 78% stake in the equity of AIG.  Chartis is advancing towards the goal of becoming an independent property-casualty and general insurance company in 2010.

New Gold Inc.
Notes to the interim consolidated financial statements (unaudited)
June 30, 2010
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

18.	Financial risk management (continued)

(a)           Credit risk (continued)

The Company sells all of its copper concentrate production to a customer under an off-take contract. The loss of this customer or unexpected termination of the off-take contract could have a material adverse effect on the Company’s results of operations, financial condition and cash flows, however there are alternative customers in the market.

The Company is not economically dependent on a limited number of customers for the sale of its gold because gold can be sold through numerous commodity market traders worldwide.

The Company has five customers (2009, four customers) that account for over 94% (2009, 94%) of the concentrate and doré sales revenue.

Metal sales	Three months ended	Six months ended
	June 30,	June 30,
Customer	2010	2010
	$	$

1	30,079	70,139
2	39,218	57,195
3	15,906	37,596
4	15,235	25,216
5	5,763	11,467
Total	106,201	201,613
% of total metal sales	95%	94%

(b)           Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.  The Company manages liquidity risk through the management of its capital structure and financial leverage as outlined in Note 17.

The following are the contractual maturities of debt commitments.  The amounts presented represent the future undiscounted principal and interest cash flows and therefore do not equate to the carrying amounts on the consolidated balance sheet.
					June 30,	December 31
	Less than			After	2010	2009
	1 year	1-3 years	4-5 years	5 years	Total	Total
	$	$	$	$	$	$
Accounts payable and
accrued liabilities	41,143	-	-	-	41,143	36,033
Long-term debt	-	-	51,860	176,322	228,182	258,467
Interest payable on
long-term debt	10,113	40,450	39,129	44,081	133,773	147,352
Gold contracts	28,602	55,227	41,108	-	124,937	95,986
	79,858	95,677	132,097	220,403	528,035	537,838

In the opinion of management, the working capital of $406.4 million at June 30, 2010, together with cash flows from operations, are sufficient to support the Company’s normal operating requirements through its current reporting period. However, taking into consideration the

New Gold Inc.
Notes to the interim consolidated financial statements (unaudited)
June 30, 2010
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

18.	Financial risk management (continued)

(b)           Liquidity risk (continued)

Company’s current cash position, volatile equity markets, global uncertainty in the capital markets and increasing cost pressures, the Company is continuing to review expenditures in order to ensure adequate liquidity and flexibility to support its growth strategy while maintaining production levels at its current operations. The Company believes that external financing (which may include bank borrowings and future debt and equity offerings) will not be required to complete its major development projects. A period of continuous low gold and copper prices may necessitate the deferral of capital expenditures which may impact production from mining operations. In addition, the Company believes external financing will not be required to repay its long-term debt in 2014 and 2017.

(c)           Currency risk

The Company operates in Canada, Australia, Mexico, Chile and the United States. As a result, the Company has foreign currency exposure with respect to items not denominated in U.S. dollars. The three main types of foreign exchange risk of the Company can be categorized as follows:

(i)           Transaction exposure

The Company’s operations sell commodities and incur costs in different currencies. This creates exposure at the operational level, which may affect the Company’s profitability as exchange rates fluctuate. The Company has not hedged its exposure to currency fluctuations.

(ii)           Exposure to currency risk

The Company is exposed to currency risk through the following assets and liabilities denominated in currencies other than the U.S. dollar: cash and cash equivalents, investments, accounts receivable, reclamation deposits, accounts payable and accruals, reclamation and closure cost obligations and long-term debt.  The currencies of the Company’s financial instruments and other foreign currency denominated liabilities, based on notional amounts, were as follows:

				June 30,2010
	Canadian	Australian	Mexican	Chilean
	dollar	dollar	peso	peso

Cash and cash equivalents	286,854	28,995	1,015	111
Investments	3,005	15,640	-	-
Accounts receivable	384	2,321	3,043	-
Reclamation deposit	6,129	-	-	-
Prepayment option	652	-	-	-
Accounts payable and accruals	(7,873)	(10,970)	(11,499)	(171)
Reclamation and closure cost obligations	(1,890)	(8,092)	(4,942)	-
Share award units	(2,703)	-	-	-
Long-term debt	(205,943)	-	-	-
Gross balance sheet exposure	78,615	27,894	(12,383)	(60)

New Gold Inc.
Notes to the interim consolidated financial statements (unaudited)
June 30, 2010
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

18.	Financial risk management (continued)

(c)           Currency risk (continued)

				December 31, 2009
	Canadian	Australian	Mexican	Chilean
	dollar	dollar	peso	peso

Cash and cash equivalents	165,147	32,008	2,670	18
Investments	45,890	-	-	-
Accounts receivable	549	3,922	5,674	-
Reclamation deposit	6,211	-	-	-
Accounts payable and accruals	(6,529)	(11,566)	(8,806)	(94)
Reclamation and closure cost obligations	(1,846)	(8,330)	(4,314)	-
Long-term debt	(206,653)	-	-	-
Gross balance sheet exposure	2,769	16,034	(4,776)	(76)

(iii)           Translation exposure

The Company’s functional and reporting currency is U.S. dollars. The Company’s operations translate their operating results from the host currency to U.S. dollars. Therefore, exchange rate movements in the Canadian dollar, Australian dollar, Mexican peso and Chilean peso can have a significant impact on the Company’s consolidated operating results. As described in Note 18 (b) (ii), some of the Company’s earnings translation exposure to financial instruments is offset by interest on foreign currency denominated loans and debt.

A 10% strengthening (weakening) of the U.S. dollar against the following currencies would have decreased (increased) the Company’s net earnings (loss) before taxes from continuing operations from the financial instruments presented in Note 18 (c) (ii) by the amounts shown below.

	2010	2009
	$	$

Canadian dollar	7,862	277
Australian dollar	2,789	1,603
Mexican peso	(1,238)	(478
Chilean peso	(6)	-
	9,407	1,402

(d)           Interest rate risk

Interest rate risk is the risk that the fair value or the future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

The Company is exposed to interest rate risk on its short-term investments. All of the Company’s debt obligations are fixed therefore there is no exposure to changes in market interest rates. In particular, the Company is exposed to interest rate changes on short term investments which are included in cash and cash equivalents.  The short term investment interest earned is based on prevailing one to 90 days money market interest rates which may fluctuate.  A 1.0% change in the interest rate would result in an annual difference of approximately $3.8 million in interest earned by the Company.  The Company has not entered into any derivative contracts to manage this risk.  Where possible and depending on market

New Gold Inc.
Notes to the interim consolidated financial statements (unaudited)
June 30, 2010
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

18.	Financial risk management (continued)

(d)           Interest rate risk (continued)

conditions, the Company follows the policy of issuing fixed interest rate debt to avoid future fluctuations in its debt service costs.

(e)           Price risk

The Company’s earnings and cash flows are subject to price risk due to fluctuations in the market price of gold, silver and copper.  World gold prices have historically fluctuated widely and are affected by numerous factors beyond our control, including:

•	the strength of the U.S. economy and the economies of other industrialized and developing nations;
•	global or regional political or economic crises;
•	the relative strength of the U.S. dollar and other currencies;
•	expectations with respect to the rate of inflation;
•	interest rates;
•	purchases and sales of gold by central banks and other holders;
•	demand for jewelry containing gold; and
•	investment activity, including speculation, in gold as a commodity.

As part of the Western Goldfields acquisition described in Note 4, the Company acquired gold contracts which mitigate the effects of price changes.  The Company designated these contracts as an accounting cash flow hedge effective July 1, 2009 as described in Note 11 (a).   At June 30, the Company had remaining gold forward sales contracts for 297,000 ounces of gold at a price of $801 per ounce at a remaining commitment of 5,500 ounces per month for 54 months.

In the second quarter of 2010, the Company’s revenues and cash flows were somewhat impacted by the variation in copper prices in the range of $2.76 and $3.61 per pound.  There is a time lag between the time of shipment for copper and final pricing and changes in copper pricing can significantly impact the Company’s revenue and working capital position. As of June 30, 2010, working capital includes copper concentrate receivables totalling 0.4 million pounds. A $0.10 change in copper price would have an impact of $nil million on the Company’s working capital position.

The Company is also subject to price risk for fluctuations in the cost of energy, principally electricity and purchased petroleum products.  The Company’s production costs are also affected by the prices of commodities it consumes or uses in its operations, such as lime, reagents and explosives.  The prices of such commodities are influenced by supply and demand trends affecting the mining industry in general and other factors outside the Company’s control.  As described in Note 11 (b), the Company has entered into fuel contracts to mitigate these price risks. At June 30, 2010, the Company had a remaining commitment to purchase 1.5 million gallons of diesel over the next 6 months.

The Company is also subject to price risk for changes in the Company’s common stock price per share.  The Company has implemented, as part of its long-term incentive plan, a share award unit plan that the Company is required to satisfy in cash upon vesting.  The amount of cash the Company will be required to expend is dependent upon the price per common share at the time of vesting.  The Company considers this plan a financial liability and is required to fair value the outstanding liability with the resulting changes included in compensation expense each period.

A 10% change in prices would impact the Company’s net earnings (loss) before taxes from continuing operations and other comprehensive income before taxes as follows:

New Gold Inc.
Notes to the interim consolidated financial statements (unaudited)
June 30, 2010
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

18.	Financial risk management (continued)

(e)           Price risk (continued)

			Three months ended June 30,
	2010	2010	2009	2009
		Other		Other
	Net	Comprehensive	Net	Comprehensive
	Earnings	Income	Earnings	Income
	$	$	$	$

Gold price	9,259	32,030	4,898	-
Copper price	935	-	532	-
Silver price	929	-	585	-
Fuel price	911	364	463	-
Share award unit	270	-	-	-

			Six months ended June 30,
	2010	2010	2009	2009
		Other		Other
	Net	Comprehensive	Net	Comprehensive
	Earnings	Income	Earnings	Income
	$	$	$	$

Gold price	17,648	32,030	8,425	-
Copper price	2,295	-	1,000	-
Silver price	1,259	-	1,052	-
Fuel price	1,641	364	772	-
Share award unit	377	-	-	-

19.           Fair value measurement

The Company defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In assessing the fair value of a particular contract, the market participant would consider the credit risk of the counterparty to the contract. Consequently, when it is appropriate to do so, the Company adjusts the valuation models to incorporate a measure of credit risk. Fair value represents management's estimates of the current market value at a given point in time.

At June 30, 2010 and December 31, 2009, the Company’s financial assets and liabilities are categorized as follows:

New Gold Inc.
Notes to the interim consolidated financial statements (unaudited)
June 30, 2010
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

19.           Fair value measurement (continued)

				June 30, 2010
			Financial
			Assets
			Liabilities at
	Loans and	Held at	Amortized
	Receivables	Fair value	Cost	Total
	$	$	$	$
Financial Assets
Cash and cash equivalents	-	376,092	-	376,092
Accounts receivable	5,276	-	-	5,276
Fuel contract	-	185	-	185
Prepayment option	-	652	-	-
Investments	-	18,645	-	18,645
Reclamation deposits	-	18,158	-	18,158
Financial Liabilities
Accounts payable and accrued liabilities	-	-	41,143	41,143
Long-term debt	-	-	209,683	209,683
Gold contracts	-	124,937	-	124,937
Share award units	-	2,703	-	-

				December 31, 2009
			Financial
			Assets
			Liabilities at
	Loans and	Held at	Amortized
	Receivables	Fair value	Cost	Total
	$	$	$	$
Financial Assets
Cash and cash equivalents	-	262,325	-	262,325
Restricted cash	-	9,201	-	9,201
Accounts receivable	10,345	-	-	10,345
Fuel contract	-	706	-	706
Prepayment option	-	-	-	-
Investments	-	45,890	-	45,890
Reclamation deposits	-	17,646	-	17,646
Financial Liabilities
Accounts payable and accrued liabilities	-	-	35,816	35,816
Long-term debt	-	-	237,544	237,544
Gold contracts	-	95,986	-	95,986
Share award units	-	217	-	217

New Gold Inc.
Notes to the interim consolidated financial statements (unaudited)
June 30, 2010
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

19.           Fair value measurement (continued)

At June 30, 2010 and December 31, 2009, the carrying values and the fair values of the Company’s financial instruments are shown in the following table.

	June 30, 2010		December 31, 2009
	Carrying	Fair	Carrying	Fair
	Value	Value	Value	Value
	$	$	$	$
Financial Assets
Cash and cash equivalents	376,092	376,092	262,325	262,325
Restricted cash	-	-	9,201	9,201
Accounts receivable	5,276	5,276	10,345	10,345
Fuel contract	185	185	706	706
Prepayment option	652	652	-	-
Investments	18,645	18,645	45,890	45,890
Reclamation deposits	18,158	18,158	17,646	17,646
Financial Liabilities
Accounts payable and accrued liabilities	41,143	41,143	35,816	35,816
Long-term debt	209,683	245,094	237,544	265,696
Gold contracts	124,937	124,937	95,986	95,986
Share award units	2,703	2,703	217	217

The senior secured notes and the subordinated convertible debentures are traded on a public exchange.  The fair value estimates for these notes have been estimated using the June 30, 2010 and December 31, 2009 closing prices.  The El Morro project funding is a floating rate facility whose carrying value approximates fair value.

The Company has certain financial assets and liabilities that are held at fair value.  Cash and cash equivalents, restricted cash and reclamation deposits fair values approximate their historic value due to the short term nature of these items.  The fuel contract, investments and the gold contracts are presented at fair value at each reporting date using appropriate valuation methodology.  The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means. Level 3 inputs are unobservable (supported by little or no market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

The following table summarizes information relating to the fair value determination of the Company’s financial instruments which are fair valued on a recurring basis.

New Gold Inc.
Notes to the interim consolidated financial statements (unaudited)
June 30, 2010
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

19.           Fair value measurement (continued)

			2010
	Level 1	Level 2	Level 3
	$	$	$

Cash and cash equivalents	376,092	-	-
Reclamation deposits	18,158	-	-
Fuel contracts	-	185	-
Prepayment option	-	652	-
Gold contracts	-	(124,937)	-
Investments	15,640	3,005	-
Share award units	-	2,703	-

20.	Related Parties

Certain directors and officers of the Company are also directors of a company to which the Company pays royalties in the normal course of business.  Royalty payments were $0.7 million and $2.1 million for the three and six months ended June 30, 2010 (2009 - $0.8 million and $1.2 million).  At June 30, 2010, the Company had $1.3 million included as accrued liabilities related to this company (December 31, 2009 - $1.3 million).  These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related party.

A director of New Gold is also a director of the company that purchased from New Gold an interest in the El Morro Project as described in Note 9.  That company is now the 70% owner manager of the El Morro Project.

21.	Commitments and contingencies

Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company but which will only be resolved when one or more future events occur or fail to occur.  In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company and its legal counsel evaluate the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought.  If the assessment of a contingency suggests that a loss is probable, and the amount can be reliably estimated, then a loss is recorded.  When a contingent loss is not probable but is reasonably possible, or is probable but the amount of loss cannot be reliably estimated then details of the contingent loss are disclosed. Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the nature of the guarantee is disclosed.  Legal fees incurred in connection with pending legal proceedings are expensed as incurred.

(a)
The Company has entered into a number of contractual commitments related to equipment orders to purchase long lead items or critical pieces of mining equipment and operating leases for its operations.  At June 30, 2010, these commitments totaled $46.6 million, of which $43.4 million are expected to fall due over the next 12 months.

(b)
The Company terminated various employment, consulting and service agreements as a result of slowing development activities at the New Afton project in 2008. Certain of the affected parties have or may in the future make legal claims in response to such terminations. The

Company cannot reasonably predict the likelihood or outcome of any such actions, but would vigorously defend against them.

New Gold Inc.
Notes to the interim consolidated financial statements (unaudited)
June 30, 2010
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

21.	Commitments and contingencies (continued)

(c)
The Company completed the sale to Beadell of the Amapari Mine on April 13, 2010. As part of the agreement selling the Amapari Mine, the Company provided general indemnity for one year in connection with the representations and obligations of the Company under the sale agreement.  The indemnity is limited to claims in excess of an amount equal to $5.0 million and in no event shall the aggregate amount of all claims exceed $10.0 million.

(d)           El Morro Transaction

On January 13, 2010, the Company received a Statement of Claim filed by Barrick in the Ontario Superior Court of Justice, against New Gold, Goldcorp and affiliated subsidiaries. The claim relates to New Gold’s exercise of its right of first refusal on the El Morro copper‐gold project. New Gold believes the claim is without merit and intends to defend this action vigorously. No amounts have been accrued for any potential loss under this claim.

(e)           Cerro San Pedro Mine

The Company has a history of legal challenges to its Cerro San Pedro Mine.  In November 2009, PROFEPA, the Mexican environmental enforcement agency, issued an order requiring the Cerro San Pedro Mine to suspend mining. The mining suspension followed a ruling by the Federal Court of Fiscal and Administrative Justice (“FCFAJ”) nullifying the mine's Environmental Impact Statement which was issued in 2006. Mining operations resumed in December 2009 after the Company was granted an injunction which temporarily overturns the PROFEPA order to suspend mining operations.  On July 7, 2010 the Fifth Auxiliary District Court in Mexico City denied the Company’s appeal to the FCFAJ decision. The Company has filed an appeal with a Collegiate Appeals Court in Mexico City to this decision. The Company also remains in continuous discussions with both PROFEPA and SEMARNAT, the Mexican environmental regulatory agency, to work towards the uninterrupted operation of the Cerro San Pedro mine.

22.	Subsequent events

On July 7, 2010 the Fifth Auxiliary District Court in Mexico City denied the Company’s appeal to the FCFAJ decision. The Company has filed an appeal with a Collegiate Appeals Court in Mexico City to this decision. The Company also remains in continuous discussions with both PROFEPA and SEMARNAT, the Mexican environmental regulatory agency, to work towards the uninterrupted operation of the Cerro San Pedro mine.

23.	Comparative presentation

Certain prior year information has been reclassified  to conform to current year presentation.